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EXHIBIT 99.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(dollars in millions)
Earnings, including interest on deposits(1):
Income (loss) before income taxes	$(5,534)	$1,240	$(7,529)	$2,479
Fixed charges	1,945	2,756	4,401	5,726

	$(3,589)	$3,996	$(3,128)	$8,205

Fixed charges(1)(2):
Interest expense	$1,906	$2,714	$4,321	$5,641
Estimated interest component of net rental expense	39	42	80	85

	$1,945	$2,756	$4,401	$5,726

Ratio of earnings to fixed charges	*	1.45	*	1.43

Earnings, excluding interest on deposits(1):
Income (loss) before income taxes	$(5,534)	$1,240	$(7,529)	$2,479
Fixed charges	830	1,033	1,958	2,231

	$(4,704)	$2,273	$(5,571)	$4,710

Fixed charges(1)(2):
Interest expense	$1,906	$2,714	$4,321	$5,641
Less: Interest on deposits	(1,115)	(1,723)	(2,443)	(3,495)
Estimated interest component of net rental expense	39	42	80	85

	$830	$1,033	$1,958	$2,231

Ratio of earnings to fixed charges	*	2.20	*	2.11

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.
*
The earnings for the three and six months ended June 30, 2008 were inadequate to cover total fixed charges. The deficiencies in coverage for the periods were $5.53 billion and $7.53 billion.

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  EXHIBIT 99.1